SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No.9)(1)

                     Under the Securities Exchange Act of 1934

                           Goodrich Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  382410 40 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              February 11, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.382410 40 5                  13G                    Page 2 of 3 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Walter G. Goodrich


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
        (a) United States


________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           859,004
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          480,125
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         859,004
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            480,125
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,339,129

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.48%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        IN
*Includes the following securities held by Walter G. Goodrich on his own behalf:
(a) 450,928 shares of common stock, (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock, and (c) currently vested options to purchase 25,000 shares of common stock. In addition, includes
(a) 381,409 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder, and (b) 480,125 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest. Walter G. Goodrich exercises sole voting and investment rights power, with respect to the shares held by Goodrich Energy, and may be deemed to exercise shared voting and investment power with Henry Goodrich with respect to
the shares held by HGF Partnership.   Walter G. Goodrich and Henry Goodrich
beneficially own 6.48% of the outstanding shares of common stock.

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No.382410 40 5                  13G                     Page 3 of 3 Pages



Item 1(a) - Item 10 Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 11, 2005
                                        ----------------------------------------
                                                        (Date)


                                                /s/ Walter G. Goodrich
                                        ----------------------------------------
                                                      (Signature)


                                                    Vice Chairman & CEO
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).